November 28, 2011

Linda B. Stirling

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

GL Beyond Income Fund, File Nos. 333-177372 and 811-22616

Dear Ms. Stirling:

On October 18, 2011, GL Beyond Income Fund (the "Fund" or "Registrant") filed a registration statement on Form N-2 pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act").  By letter dated November 8, 2011, the staff of the Division of Investment Management (the "Staff") provided comments on the Fund's registration statement.

Please find below the Fund's response to comment 1, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  For your convenience, I have reproduced that comment.  The Registrant undertakes to file an amended Form N-2 to address all remaining staff comments.

PROSPECTUS

Comment 1.  The Fund's investment objective is "to seek income" and the Fund's investment strategy states that the Fund invests in "variable-rate interest income-producing debt securities." Please add disclosure to explain what is meant by the Fund's name "Beyond Income."

Response.  The use of "Beyond" in the Fund's name is intended to describe the Fund in an informative manner for prospective shareholders.  While the Fund primarily invests in interest income producing notes and debt instruments, the Fund's adviser will also select some investments that it believes have the potential for capital appreciation.  Thus, the Fund is intended to produce returns that are "beyond" only income.  The description of the Fund's investment policies and the adviser's strategies have been amended to describe the potential for capital appreciation-sourced returns "beyond" income alone.

The Registrant has authorized me to convey to you that the Fund acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 614-469-3265.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser